Contact

www.linkedin.com/in/dangarraway (LinkedIn)
www.wirewax.com (Company)

Top Skills

Video
Television
Camera

Dan Garraway

Chief Strategy Officer at selfmade
Occidental, California, United States

Summary

I make things I believe in happen.

Experience

selfmade
2 years 9 months

Chief Strategy Officer
March 2023 - Present (5 months)
Occidental, California, United States

Changing the way I and we care for ourselves.

Advisor & Investor
November 2020 - Present (2 years 9 months)

Strategic support to the selfmade generation.

Vimeo
VP Strategy, Interactive
December 2021 - January 2023 (1 year 2 months)
California, United States

I successfully delivered our two year revenue goal within one year. I then had things I want and need to do...

WIREWAX
12 years 6 months

Chief Business Development Officer
January 2014 - December 2021 (8 years)
New York, New York, United States

The world's number 1 interactive video technology with over 30,000 users was acquired and became a Vimeo ($VMEO) company in December, 2021.

Co-Founder
July 2009 - December 2013 (4 years 6 months)
London, United Kingdom

WIREWAX sprouted from my co-founder and CEO Steve Callanan's award-winning production company, WiseGuy Pictures. It grew significantly through 2013 when we opened our first US office in New York City and I moved into the sickly sweet apple to build the business in the US.

WiseGuy Pictures
Producer
July 2008 - July 2011 (3 years 1 month)
London, United Kingdom

Camera operator, first cut editor, production tech + strategic tea development.

MediaDonkey
Freelance
June 2006 - August 2010 (4 years 3 months)
London, United Kingdom

Camera operator + production tech

University of Winchester
Associate Lecturer
September 2006 - September 2008 (2 years 1 month)
Winchester, England, United Kingdom

Taught on New Media focused modules on the University's pioneering and cross discipline Screen Production course.

Oak Barrel
Founder & Creative Director
2004 - 2007 (3 years)
London, United Kingdom

Sales, design and product management on SME web projects, including launching a comprehensive video dating platform for a Sky TV (UK Satellite network) channel.

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Education

University of Winchester
BA Screen Production, Production and Engineering · (2000 - 2005)